

PROSPECTUS

February 1, 2006

Mosaic

Government Money Market

money market

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MOSAIC® FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Mosaic Government Money Market (the "Fund") is a money market mutual fund. It has two main objectives: (1) To preserve capital and (2) provide liquidity by investing in US Government securities.

Principal Investment Strategies of the Fund

The Fund's principal investment strategy is to maintain a stable share price of $1.00 per share. In doing so, the Fund invests in securities that are issued or guaranteed by the U.S. Government or its agencies. It may also invest in securities that are collateralized by such securities. In order to maintain the Fund's price stability, the Fund limits its investments to short-term U.S. Government securities that may not yield as high a level of income as longer-term securities.

Principal Risks of Investing in the Fund

Since the Fund's share price is stable, it is intended for investors who are seeking current income with little risk. Because the Fund limits its investments to U.S. Government securities, it is unlikely that a Fund investment will default. However, some or all of Fund securities may be represented by securities issued by Freddie Mac (Federal Home Loan Mortgage Corporation), Fannie Mae (Federal National Mortgage Association) and the Federal Home Loan Banks that are not guaranteed or insured by the United States Government. Although these securities are not backed by the government's "full faith and credit," the agencies issuing these securities have the authority to borrow from the Federal Treasury, with Freddie Mac having an indirect line of credit through the Federal Home Loan Banks.

You should also understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Risk/Return Bar Chart and Table

The chart and table below demonstrate the variability of the Fund's returns during periods of changing interest rates. The performance of the Fund in the past, shown below, is not necessarily an indication of how the Fund will perform in the future.



During the period shown in the bar chart, the highest return for a quarter was 1.43% (quarters ended September 30 and December 31, 2000) and the lowest return for a quarter was 0.11% (quarters ended September 30 and December 31, 2003 and March 31 and June 30, 2004).

Average Annual Total Returns (for the period ending December 31, 2005)		
Past One Year	**Past 5 Years**	**Past Ten Years**
2.59%	1.57%	3.09%

To obtain the Fund's current 7-day yield, call our shareholder service department toll-free at 888-670-3600 or call our toll-free 24-hour automated information line, Mosaic Tiles, at 800-336-3063.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load)
  of any type . . . . None
Redemption Fee . . . . None
Exchange Fee . . . . None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

Management Fee. 0.50%
Distribution (12b-1) Fees . . . . None
Other Expenses. 0.38%
  Total Annual Fund Operating
    Expenses. 0.88%

During the fiscal year ended September 30, 2005, Management Fees were 0.25% and Total Annual Fund Operating Expenses were 0.63% because we waived expenses. This waiver is in effect as of the date of this prospectus, but we may end it at any time.

Example:
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$281	$488	$1,084

Additional fees and transaction charges described in Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans).

Investment Objectives

The investment objectives of the Fund are (1) to preserve capital and (2) provide liquidity by investing in the relative safety of U.S. Government securities.

The Trustees may change the Fund's investment objectives without shareholder approval. However, you will receive prior written notice of any material change.

There is no assurance that the Fund's investment objective will be achieved.

Implementation of Investment Objectives

Maintain $1.00 Share Price

In order to achieve the relative safety and liquidity required by its investment objectives, we seek to maintain a stable share price of $1.00 for the Fund. We attempt to do this by limiting our investments for the Fund to shorter-term U.S. Government securities. These securities may not yield as high a level of current income as is normally available from longer-term or lower-rated securities.

Invest in U.S. Government Securities

U.S. Government securities include a variety of securities that are issued or guaranteed by (1) the U.S. Treasury, (2) various agencies of the federal government, (3) various instrumentalities which have been established or sponsored by the U.S. Government and (4) certain interests in these types of securities.

U.S. Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association, the Federal Home Loan Bank, the Federal Farm Credit System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Small Business Administration and the Student Loan Marketing Association are also considered U.S. Government securities. All U.S. Treasury securities and Government National Mortgage Association (Ginnie Mae) securities are backed by the "full faith and credit" of the United States. Securities issued by Freddie Mac, Fannie Mae and the Federal Home Loan Banks are not.

In addition to the credit of the issuing agency, securities issued by Fannie Mae, Freddie

Mac and the Federal Home Loan Banks are supported by the ability of these agencies to borrow from the Federal Treasury. Fannie Mae can request the Treasury to purchase $2.25 billion of its securities. The Treasury is authorized to purchase up to $4 billion of Federal Home Loan Banks securities and Freddie Mac has an indirect line of credit to the Treasury through the Federal Home Loan Banks.

Invest in Repurchase Agreements

In addition, we expect to invest a portion of the Fund's assets in repurchase agreements that are at least 100% collateralized by U.S. Government securities.

What is a repurchase agreement? This involves the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that institution to repurchase the same securities at the same price, plus interest, at a later date.

What does "at least 100% collateralized" mean? If the other party doesn't buy back the securities, the Fund won't lose any principal or interest. However, the Fund could end up holding securities it did not intend to own. Were it to sell such securities, the Fund might incur a loss.

Hold Securities to Maturity

We normally intend to hold securities for the Fund until they mature. Historically, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities have involved little risk to principal and interest if held to maturity.

Comply with Money Market Regulations

We intend to comply with Federal regulations that govern money market mutual funds (i.e., mutual funds that seek to maintain a stable share price of $1.00). Essentially, this means that we will limit the Fund's purchases of investments to securities having a maximum maturity of 13 months or less. We will not purchase any investment that would, at the time of purchase, cause the average maturity of the Fund to exceed 90 days.

Risks

Because we limit our investments for the Fund to U.S. Government securities, it is unlikely that a Fund investment will default. However, since some or all of Fund securities may be represented by securities issued by Freddie Mac, Fannie Mae and the Federal Home Loan Banks that are not guaranteed or insured by the United States Government, the Fund, as an investor, must look to the agency issuing or guaranteeing the obligation for ultimate repayment. In the unlikely event that one of these agencies or instrumentalities of the U.S. Government defaults on its obligations, the Fund may not be able to assert a claim against the United States itself.

You should also understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although we seek to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Percentage Invested

Although the Fund will normally invest 100% of its assets in U.S. Government securities (or repurchase agreements 100% collateralized by U.S. Government securities), our policy is that in no event will less than 80% of the Fund be so invested.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of its portfolio securities is available in the Fund's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin 53711. As of the date of this prospectus, we manage approximately $425 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1974, provides professional portfolio management services to a number of clients and, with its subsidiaries, has approximately $11 billion under management as of the date of this prospectus. We are responsible for the day-to-day administration of the Fund's activities.

Compensation

Investment Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Fund. The fee equals 0.50% per year of the average daily net assets of the Fund. This fee is deducted automatically from all accounts and is reflected in the daily price of the Fund. As of the date of this prospectus, we are waiving half of this amount. This waiver could end, in whole or in part, at any time.

Other Expenses. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. We also accrue for the fixed, direct expenses paid by the Fund for the compensation of the Fund's Independent Trustees and its independent auditor. At the end of the Fund's most recent fiscal year, this fee (including accrual for direct expenses), was set at 0.38%.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's assets, minus its liabilities, divided by the total number of shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. Under normal circumstances, the NAV of the Fund will not change from one day to the next.

The Fund's securities are valued according to the "amortized cost" method, which is intended to stabilize the share price at $1.00.

Shareholder Information

Dividends and Distributions

The Fund's net income is declared as dividends each business day. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check. (Please refer to Mosaic's *Guide to Doing Business* for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

Because the Fund's principal investment strategy is to maintain a stable share price, the policies or procedures adopted by the Mosaic Board of Trustees applicable to other funds in the Mosaic family are generally inapplicable with respect to frequent purchases and redemptions of Fund shares. This is because we expect the Fund to be used by shareholders for short-term investing. The Fund accommodates redemptions by offering check-writing privileges to shareholders. In light of the short-term nature of the Fund's investment portfolio, reasonably frequent purchases and redemptions of Funds shares by Fund shareholders do not present any risks for other shareholders of the Fund. See "*Mosaic's Guide to Doing Business*" for additional information regarding check-writing privileges and any fees involved for ordering additional checks, etc.

You should be aware, however, that the procedures adopted by the Fund's Board of Trustees gives Mosaic Funds the right to reject a purchase or exchange request into the Fund for any reason. As a result, we may block shareholders who engage in unreasonable or abusive check-writing activity that results in a greater burden on the Fund's transfer agent (the Mosaic Funds customer service department). While abusive check-writing activity may not actually raise Fund expenses, it could prevent us from achieving lower fees for transfer agency services that could be reflected in total fund operating expenses.

Taxes

Federal

The Fund will distribute to shareholders 100% of its net income and net capital gains, if any, by the end of its fiscal year. We will send you an annual notice of dividends paid during the year.

State and Local

At the state and local level, dividend income and capital gains are generally considered taxable income. Interest on certain US Government securities held by the Fund may be exempt from state and local income taxes if held directly by the shareholder. The Fund is generally permitted to "pass-through" this exemption to shareholders. We will send shareholders an annual notice of the percentage of US Government securities that are exempt from state and local income taxes.

Certification of Tax Identification Number

Account applications without a social security number will not be accepted. If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions. You should retain all statements received from the Fund to maintain accurate records of your investments.

Financial Highlights

The following financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the fiscal years ended September 30, 2005 and 2004 has been derived from financial statements audited by Grant Thornton LLP, whose report dated November 4, 2005, along with the Fund's financial statements, is included in the annual report which is available upon request. Information for prior years was derived from financial statements audited by other auditors.

	Year Ended September 30,				
	2005	2004	2003	2002	2001
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.02	0.01	0.01	0.01	0.04
Less distributions from net investment income	(0.02)	(0.01)	(0.01)	(0.01)	(0.04)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	2.08	0.52	0.59	1.02	4.30
Ratios and supplemental data					
Net assets, end of period (thousands)	$41,884	$37,687	$39,231	$38,311	$42,413
Ratio of expenses to average net assets before fee waiver (%)	0.88	0.88	0.88	0.88	0.88
Ratio of expenses to average net assets after fee waiver (%)	0.63	0.63	0.68	--	--
Ratio of net investment income to average net assets before fee waiver (%)	1.84	0.27	0.38	1.02	4.21
Ratio of net investment income to average net assets after fee waiver (%)	2.09	0.52	0.58	--	--

money market

Mosaic Government Money Market has a Statement of Additional Information (SAI) that includes additional information about the Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. The SAI, the Fund's annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195. Use the shareholder service number below to make shareholder inquiries.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business.*" Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any the Fund or if you would like a copy of any written Fund information. Additional information, including the Fund's SAI and annual and semi-annual reports, is also available free of charge at the Mosaic Funds® Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3063

SEC File Number 811-2910